Material Fact 2026 Guidance Itaú Unibanco Holding S.A. (“Company”), in compliance with Article 157, paragraph 4, of Law No. 6,404/76 and Resolution No. 44/21 of the Brazilian Securities and Exchange Commission (CVM), informs its stockholders and the market in general that, as of this date, it has released its revised guidance for 2026, in accordance with item 3 (“Guidance”) of the Reference Form. (1) Includes financial guarantees provided and private securities; (2) Composed of expected loss expenses, discounts granted and recovery of loans written off as losses; (3) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (+) expenses for claims. It is important to mention that, as of August 2026, the Company has been considering a cost of capital of around 14.75% p.a. for managing its businesses. Information on outlooks for the business, projections, and operational and financial goals are solely forecasts, based on management’s current outlook in relation to the future of Itaú Unibanco. These expectations are highly dependent on market conditions, the general economic performance of the country, of the sector and the international markets. Therefore, our effective results and performance may differ from those forecasted in this prospective information. São Paulo ‐ SP, August 04, 2026. Gustavo Lopes Rodrigues Investor Relations Officer